02050214

P.E. 7/29/02

FORM 6-K

SECURITES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For …29 July….2002

UNITED UTILITIES PLC
(Translation of registrant's name into English)

Dawson House, Great Sankey
Warrington, Cheshire ENGLAND WA5 3LW
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F……X…… Form 40-F…………..

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes……….. No…X…….

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

UNITED UTILITIES PLC
(Registrant)

Date: 29 July 2002

BY……………………
Paul Davies
Assistant Company Secretary

* Print the name and title of the signing officer under his signature

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company UNITED UTILITIES PLC	**2. Name of director** GORDON ARTHUR IVAN WATERS

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest DIRECTOR AND SPOUSE	**4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)** G A I WATERS - 7,931, MRS MARION WATERS - 16,000

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) SPOUSE - MRS MARION WATERS	**6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary**

7. Number of shares/amount of stock acquired 2500	**8. Percentage of issued class** 0.0004	**9. Number of shares/amount of stock disposed**	**10. Percentage of issued class**

11. Class of security ORDINARY	**12. Price per share** £5.515	**13. Date of transaction** 24 JULY 2002	**14. Date company informed** 29 JULY 2002

15. Total holding following this notification G A I WATERS - 9,181, MRS M WATERS - 17,250 TOTALLING - 26,431	**16. Total percentage holding of issued class following this notification** 0.0047

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	**18. Period during which or date on which exercisable**

19. Total amount paid (if any) for grant of the option	**20. Description of shares or debentures involved: class, number**

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	**22. Total number of shares or debentures over which options held following this notification**

23. Any additional information	**24. Name of contact and telephone number for queries** Jane Gilmore 01925 237055

25. Name and signature of authorised company official responsible for making this notification T M Rayner
Date of notification ____29 JULY______________2002________